

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 24, 2008

Aurios Inc.
Attn: Paul Attaway
1741 W. University Drive, Suite 146
Tempe, AZ 85281

> **Re: Aurios Inc.**
> **Form S-1/A**
> **Filed November 4, 2008**
> **File No. 333-150881**

Dear Mr. Attaway:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements to include the interim period ended September 30, 2008. See Rule 8-08 of Regulation S-X. Also, update your management's discussion and analysis for the additional interim period.

Prospectus Summary, page 1

2.   We note your disclosure that you ceased being a wholly-owned subsidiary of TGE in June, 2007. However, your website still identifies Aurios Inc. as a subsidiary of TGE in the footer. Please confirm through disclosure that TGE currently owns no equity interest in Aurios Inc.

Selling Security Holders, page 9

3.   We note that you have indicated the Mr. Attaway, Mr. Louis, and Mr. Gaines will own less than one percent of your outstanding common stock after the offering.

However, this is inconsistent with their beneficial ownership disclosed in the table on page 30. Please revise accordingly.

Description of Securities, page 12

Series A Convertible Preferred Stock, page 12

4.   Please clarify how dividends on the Preferred Stock are cumulative. For example, explain whether the holders of the Preferred Stock are entitled to dividends at a certain rate. If not, explain how dividends are cumulative.

Description of Business, page 15

Introduction, page 15

5.   Please disclose the year when you generated $255,000 of revenues.

Business Strategy, page 15

6.   We note that you plan to utilize strategic partnerships with outside vendors that will enable you to avoid incurring costs prior to sales. Please provide more detail about the current status and nature of these strategic partnerships. Clarify what services (for example, marketing or manufacturing) these vendors provide or will provide to you. If you have not yet finalized such relationships, disclose why you believe you will be able to establish these relationships.

7.   We note that your goal is to have your two new products reviewed and available for the 2008 Christmas shopping season. Given that it is already November, assess how likely it is that this goal will be met.

8.   We note your reference to social networking websites such as Facebook and MySpace on page 16. If you are not currently marketing or selling your products on these websites, please delete these references or explain why you believe you will be able to market or sell your products on these or similar websites in the future.

9.   Discuss your efforts to date to establish the "affiliate program" referenced on page 16. If you have yet to engage in any significant efforts to establish such a program, please clarify that through disclosure. Also explain why you believe you will be able to establish such a program.

10.   We note your statement that sales from your new distributor, Music Matters, have been steady to date. Please quantify the revenues you have generated through this distributor.

Sales and Marketing, page 18

11.   We note that your plan to host a blog authored by individuals who carry influence
within your industry. Disclose whether you have approached any such
individuals and why you believe you will be able to attract such individuals.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

12.   In disclosure elsewhere in the prospectus, you indicate that you intend to use the
proceeds of your December, 2007 private placement to rejuvenate the marketing
of your product and increase revenues. However, almost a full year has passed
since you raised these funds and it still does not appear that you have increased
revenues. Rather, revenues in the first six months of 2008 actually continued to
significantly decline. Please disclose the specific material actions you have taken
since you raised the private placement funds.

Liquidity and Capital Resources, page 22

13.   Address the going concern opinion provided by your auditor and discussed in
Note 7 to your financial statements and the reasons for this qualification. For
example, although your auditor has expressed substantial doubt about your ability
to continue as a going concern, you indicate here you have sufficient funds to
operate for at least 18 months without external financing. Also discuss the
commitment of a principal stockholder to provide funds to continue operation for
at least 12 months referenced in Note 7.

14.   We note the following statement: "Positive cash flow will be realized by
increasing our annual revenues to $100,000 between July 1, 2008 and June 30,
2009." Please disclose the basis for this projection and the assumptions behind it.
For example, explain whether you are relying on the success of new products,
new distributor or affiliate relationships, or otherwise.

15.   Please disclose how many vendors you currently work with to manufacture your
products. Explain why these vendors manufacture your products at low prices for
small orders. Disclose whether or not you have written agreements establishing
these arrangements.

Results From Operations, page 22

16.   Disclose how the revenues reported in each of the periods presented in the
prospectus were generated. For example, if a material portion of the revenues in

any such period were generated through a specific distributor or sales channel, identify such distributor or sales channel.

17.   Please discuss in more detail your planned internet based advertising efforts and the expected costs associated with those efforts.

Directors, Executive Officers, Promoters and Control Persons, page 26

18.   We note that you will appoint two independent directors to an audit committee "on or before" effectiveness of this registration statement. If you appoint new directors prior to effectiveness, please confirm that you will provide all required disclosure about such new directors in a pre-effective amendment to the registration statement.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Christian J. Hoffman, III, Esq.
        Quarles & Brady LLP
        Via facsimile: (602) 420-5008